COCA-COLA AMATIL

Postal Address:
GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: 612 9259 6387
Facsimile: 612 9259 6233

File Number: 82.2994



03024342

25 June 2003


SEC MAIL PROCESSING
RECEIVED
JUL 03 2003
WASH, D.C. 181 SECTION

United States Securities
and Exchange Commission
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549

SUPPL

Dear Sirs

Enclosed herewith for your information pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 are copies of announcements released today.

Yours faithfully

PROCESSED
JUL 17 2003
THOMSON
FINANCIAL

D.A. WYLIE
COMPANY SECRETARY

COCA-COLA AMATIL LIMITED
ABN 26 004 139 397
71 Macquarie Street
Sydney NSW 2000
AUSTRALIA

COCA-COLA AMATIL

Postal Address:
GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: 612 9259 6387
Facsimile: 612 9259 6233

25 June 2003

Company Announcements Office
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

In response to media speculation, Coca-Cola Amatil Ltd confirms that it has had discussions with a number of parties, including Berri Ltd, concerning possible acquisitions in the non-alcoholic beverages industry. At this time, no agreement has been reached with any party.

Yours faithfully

D.A. WYLIE
COMPANY SECRETARY

COCA-COLA AMATIL LIMITED
ABN 26 004 139 397
71 Macquarie Street
Sydney NSW 2000
AUSTRALIA

Form 604

Corporations Law
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme: Neverfail Springwater Limited ("Neverfail")

ACN/ARSN: ACN 003 559 519

1. Details of substantial holder (1)

Name: Coca-Cola Amatil Limited ("**CCA**") and each of the companies set out in Annexure A (together "**CCA Group**").

ACN (if applicable): 004 139 397

There was a change in the interests of the substantial holder on: 24/06/03

The previous notice was given to the company on: 24/06/03

The previous notice was dated: 24/06/03

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary shares	73,149,585	76.11%	74,317,381	77.33%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme since the substantial holder was last required to give a substantial holding notice to the company are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
24/06/03	CCA	CCA's relevant interest in Neverfail has increased under section 608(1) as a result of acceptances being received by CCA in respect of the offers made by CCA under its takeover bid to acquire all of the ordinary shares in Neverfail, the terms of which are set out in the bidder's statement which is dated 29 April 2003 and which has previously been sent to Neverfail and ASX on 29 April 2003 ("**Takeover Bid**").	A$2.35 per share.	1,103,187 ordinary shares	1,103,187
24/06/03	CCA	CCA's relevant interest in Neverfail has increased under section 608(1) as a result of purchases of ordinary shares in Neverfail through on market transactions on ASX.	A$2.35 per share.	64,609 ordinary shares	64,609

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
CCA	CCA, or if the transfers have not yet been registered, those persons whose acceptances have been received by CCA in respect of the offers made by it under the Takeover Bid or who have sold shares in Neverfail to CCA through on market transactions on ASX.	CCA	Relevant interest under section 608(1)	74,317,381 ordinary shares	74,317,381 ordinary shares

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN (if applicable)	Nature of association
Not applicable	Not applicable

6. Addresses

The addresses of persons named in this form are:

Name	Address
CCA	71 Macquarie Street, Sydney, NSW, Australia
CCA Group (other than CCA)	Refer to Annexure A

Signature

print name	David A. Wylie	capacity	Secretary
sign here	[signature]	date	25 / 6 / 03

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Law.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Law.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:
(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).
See the definition of "relevant agreement" in section 9 of the Corporations Law.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identify of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Annexure A

This is Annexure A of 1 page referred to in Form 604 "Notice of change of interests of substantial holder"

Print name: David A Wylie
Signed:

Capacity: Secretary
Date: 25 June 2003

Companies and addresses

AIS Trading Pte Ltd	6 Battery Road, #31-03 Singapore 049909
AIST Pty Ltd	71 Macquarie Street, Sydney, NSW Australia
Amatil Investments (Singapore) Pte Ltd	6 Battery Road, #31-03 Singapore 049909
Coca-Cola Amatil (Fiji) Ltd	Ratu Dovi Road, Laucala Beach Estate, Fiji
PT Coca-Cola Bottling Indonesia	Plasa Aminta 3rd Floor, Suite 302, Jalan Let. Jend. TB Simatupang Kav. 10, Jakarta 12310 Indones
PT Coca-Cola Distribution Indonesia	Plasa Aminta 3rd Floor, Suite 302, Jalan Let. Jend. TB Simatupang Kav. 10, Jakarta 12310 Indones
Associated Products & Distribution Pty	71 Macquarie Street, Sydney, NSW Australia
Coca-Cola Amatil (PNG) Pty Ltd	Erica Street, Lae, Morobe Province, Papua New Guinea
Beverage Distributors Pty Ltd (in liquidation)	71 Macquarie Street, Sydney, NSW Australia
C-C Bottlers Ltd	71 Macquarie Street, Sydney, NSW Australia
Beverage Bottlers (Sales) Ltd	71 Macquarie Street, Sydney, NSW Australia
CC Amatil Holdings UK	C/- Hackwood Secretaries Ltd, One Silk Street, London, United Kingdom
CC Amatil Netherlands BV	Rokin 55, 1012 KK, Amsterdam, Netherlands
C.C.K. Holdings I Ltd	57/63 Linewall Road, Gibralta
C.C.K. Holdings II Ltd	57/63 Linewall Road, Gibralta
CCKBC (Netherlands) Holdings I BV	Rokin 55, 1012 KK, Amsterdam, Netherlands
CCKBC (Netherlands) Holdings II BV	Rokin 55, 1012 KK, Amsterdam, Netherlands
Coca-Cola Korea Bottling Company, Ltd	84-11, 5-Ka, Namdaemun-Ro, Chung-Ku, Seoul 100-753, South Korea
Coca-Cola Amatil (Aust) Pty Ltd	71 Macquarie Street, Sydney, NSW Australia
Apand Pty Ltd	71 Macquarie Street, Sydney, NSW Australia
Beverage Bottlers (NQ) Pty Ltd	71 Macquarie Street, Sydney, NSW Australia
Beverage Bottlers (NSW) Pty Ltd (in liquidation)	71 Macquarie Street, Sydney, NSW Australia
Beverage Bottlers (Qld) Pty Ltd	71 Macquarie Street, Sydney, NSW Australia
Beverage Bottlers (SA) Pty Ltd (in liquidation)	71 Macquarie Street, Sydney, NSW Australia
Coca-Cola Amatil (Holdings) Pty Ltd	71 Macquarie Street, Sydney, NSW Australia
Coca-Cola Holdings NZ Ltd	Oasis Road, Mt Wellington, Auckland 6, New Zealand
Coca-Cola Amatil (NZ) Ltd	Oasis Road, Mt Wellington, Auckland 6, New Zealand
Matila Nominees Pty Ltd	71 Macquarie Street, Sydney, NSW Australia
Pacbev Pty Ltd	71 Macquarie Street, Sydney, NSW Australia
Pacific Beverages Australia Pty Ltd	71 Macquarie Street, Sydney, NSW Australia
Pacific Beverages Happy Valley Fruit Juice Cordial Ltd	Oasis Road, Mt Wellington, Auckland 6, New Zealand
Vending Management Services Limited	Oasis Road, Mt Wellington, Auckland 6, New Zealand

COCA-COLA AMATIL

Postal Address:
GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: 612 9259 6387
Facsimile: 612 9259 6233

File Number: 82.2994

26 June 2003

United States Securities
and Exchange Commission
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549

Dear Sirs

Enclosed herewith for your information pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 is a copy of an announcement released today.

Yours faithfully

D.A. WYLIE
COMPANY SECRETARY

COCA-COLA AMATIL LIMITED
ABN 26 004 139 397
71 Macquarie Street
Sydney NSW 2000
AUSTRALIA

Form 604

Corporations Law
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme: Neverfail Springwater Limited ("**Neverfail**")

ACN/ARSN: ACN 003 559 519

1. Details of substantial holder (1)

Name: Coca-Cola Amatil Limited ("**CCA**") and each of the companies set out in Annexure A (together "**CCA Group**").

ACN (if applicable): 004 139 397

There was a change in the interests of the substantial holder on: 25/06/03

The previous notice was given to the company on: 25/06/03

The previous notice was dated: 25/06/03

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary shares	74,317,381	77.33%	75,818,398	78.89%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme since the substantial holder was last required to give a substantial holding notice to the company are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
25/06/03	CCA	CCA's relevant interest in Neverfail has increased under section 608(1) as a result of acceptances being received by CCA in respect of the offers made by CCA under its takeover bid to acquire all of the ordinary shares in Neverfail, the terms of which are set out in the bidder's statement which is dated 29 April 2003 and which has previously been sent to Neverfail and ASX on 29 April 2003 ("**Takeover Bid**").	A$2.35 per share.	1,333,000 ordinary shares	1,333,000
25/06/03	CCA	CCA's relevant interest in Neverfail has increased under section 608(1) as a result of purchases of ordinary shares in Neverfail through on market transactions on ASX.	A$2.35 per share.	168,017 ordinary shares	168,017

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
CCA	CCA, or if the transfers have not yet been registered, those persons whose acceptances have been received by CCA in respect of the offers made by it under the Takeover Bid or who have sold shares in Neverfall to CCA through on market transactions on ASX.	CCA	Relevant interest under section 608(1)	75,818,398 ordinary shares	75,818,398 ordinary shares

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN (if applicable)	Nature of association
Not applicable	Not applicable

6. Addresses

The addresses of persons named in this form are:

Name	Address
CCA	71 Macquarie Street, Sydney, NSW, Australia
CCA Group (other than CCA)	Refer to Annexure A

Signature

print name	David A. Wylie	capacity	Secretary
sign here	[signature]	date	26 / 6 / 03

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Law.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Law.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:
  (a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

  (b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

  See the definition of "relevant agreement" in section 9 of the Corporations Law.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identify of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Annexure A

This is Annexure A of 1 page referred to in Form 604 "Notice of change of interests of substantial holder"

Print name: David A Wylie
Signed:

Capacity: Secretary
Date: 26 June 2003

Companies and addresses

AIS Trading Pte Ltd	6 Battery Road, #31-03 Singapore 049909
AIST Pty Ltd	71 Macquarie Street, Sydney, NSW Australia
Amatil Investments (Singapore) Pte Ltd	6 Battery Road, #31-03 Singapore 049909
Coca-Cola Amatil (Fiji) Ltd	Ratu Dovi Road, Laucala Beach Estate, Fiji
PT Coca-Cola Bottling Indonesia	Plasa Aminta 3rd Floor, Suite 302, Jalan Let. Jend. TB Simatupang Kav. 10, Jakarta 12310 Indones
PT Coca-Cola Distribution Indonesia	Plasa Aminta 3rd Floor, Suite 302, Jalan Let. Jend. TB Simatupang Kav. 10, Jakarta 12310 Indones
Associated Products & Distribution Pty	71 Macquarie Street, Sydney, NSW Australia
Coca-Cola Amatil (PNG) Pty Ltd	Erica Street, Lae, Morobe Province, Papua New Guinea
Beverage Distributors Pty Ltd (in liquidation)	71 Macquarie Street, Sydney, NSW Australia
C-C Bottlers Ltd	71 Macquarie Street, Sydney, NSW Australia
Beverage Bottlers (Sales) Ltd	71 Macquarie Street, Sydney, NSW Australia
CC Amatil Holdings UK	C/- Hackwood Secretaries Ltd, One Silk Street, London, United Kingdom
CC Amatil Netherlands BV	Rokin 55, 1012 KK, Amsterdam, Netherlands
C.C.K. Holdings I Ltd	57/63 Linewall Road, Gibralta
C.C.K. Holdings II Ltd	57/63 Linewall Road, Gibralta
CCKBC (Netherlands) Holdings I BV	Rokin 55, 1012 KK, Amsterdam, Netherlands
CCKBC (Netherlands) Holdings II BV	Rokin 55, 1012 KK, Amsterdam, Netherlands
Coca-Cola Korea Bottling Company, Ltd	84-11, 5-Ka, Namdaemun-Ro, Chung-Ku, Seoul 100-753, South Korea
Coca-Cola Amatil (Aust) Pty Ltd	71 Macquarie Street, Sydney, NSW Australia
Apand Pty Ltd	71 Macquarie Street, Sydney, NSW Australia
Beverage Bottlers (NQ) Pty Ltd	71 Macquarie Street, Sydney, NSW Australia
Beverage Bottlers (NSW) Pty Ltd (in liquidation)	71 Macquarie Street, Sydney, NSW Australia
Beverage Bottlers (Qld) Pty Ltd	71 Macquarie Street, Sydney, NSW Australia
Beverage Bottlers (SA) Pty Ltd (in liquidation)	71 Macquarie Street, Sydney, NSW Australia
Coca-Cola Amatil (Holdings) Pty Ltd	71 Macquarie Street, Sydney, NSW Australia
Coca-Cola Holdings NZ Ltd	Oasis Road, Mt Wellington, Auckland 6, New Zealand
Coca-Cola Amatil (NZ) Ltd	Oasis Road, Mt Wellington, Auckland 6, New Zealand
Matila Nominees Pty Ltd	71 Macquarie Street, Sydney, NSW Australia
Pacbev Pty Ltd	71 Macquarie Street, Sydney, NSW Australia
Pacific Beverages Australia Pty Ltd	71 Macquarie Street, Sydney, NSW Australia
Pacific Beverages Happy Valley Fruit Juice Cordial Ltd	Oasis Road, Mt Wellington, Auckland 6, New Zealand
Vending Management Services Limited	Oasis Road, Mt Wellington, Auckland 6, New Zealand


COCA-COLA AMATIL

Postal Address:
GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: 612 9259 6387
Facsimile: 612 9259 6233

File Number: 82.2994

27 June 2003

United States Securities
and Exchange Commission
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549

Dear Sirs

Enclosed herewith for your information pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 is a copy of an announcement released today.

Yours faithfully

D.A. WYLIE
COMPANY SECRETARY

COCA-COLA AMATIL LIMITED
ABN 26 004 139 397
71 Macquarie Street
Sydney NSW 2000
AUSTRALIA

CLAYTON UTZ

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Clayton Utz
Lawyers
Levels 22-35
No. 1 O'Connell Street
Sydney NSW 2000
Australia

PO Box H3
Australia Square
Sydney NSW 1215
DX 370 Sydney

T +61 2 9353 4000
F +61 2 8220 6700
www.claytonutz.com

Fax

26 June 2003

Company Announcements Platform
Company Announcements Office
Australian Stock Exchange Limited
1900 999 279
Your reference:
Our reference: 172/722/21725472

Number of pages - 5

Coca-Cola Amatil Limited ABN 26 004 139 397 - Takeover Bid for Neverfail Springwater Limited ABN 43 003 559 519

Coca-Cola Amatil Limited (**"CCA"**) and its associates hereby give the ASX a Notice of change of interests of substantial holder (Form 604) pursuant to section 671B of the *Corporations Act 2001 (Cth)*.

The attached notice discloses that CCA's voting power in Neverfail is 81.67%.

Yours faithfully

John Elliott, Partner
+61 2 9353 4172
jelliott@claytonutz.com

Contact: Stuart Byrne, Senior Associate
+61 2 9353 4722
sbyrne@claytonutz.com

Attachment

Form 604

Corporations Law
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme: Neverfail Springwater Limited ("Neverfail")

ACN/ARSN: ACN 003 559 519

1. Details of substantial holder (1)

Name: Coca-Cola Amatil Limited ("CCA") and each of the companies set out in Annexure A (together "CCA Group").

ACN (if applicable): 004 139 397

There was a change in the interests of the substantial holder on: 26/06/03

The previous notice was given to the company on: 26/06/03

The previous notice was dated: 26/06/03

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary shares	75,818,398	78.89%	78,489,426	81.67%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme since the substantial holder was last required to give a substantial holding notice to the company are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
26/06/03	CCA	CCA's relevant interest in Neverfail has increased under section 608(1) as a result of acceptances being received by CCA in respect of the offers made by CCA under its takeover bid to acquire all of the ordinary shares in Neverfail, the terms of which are set out in the bidder's statement which is dated 29 April 2003 and which has previously been sent to Neverfail and ASX on 29 April 2003 (**"Takeover Bid"**).	A$2.35 per share.	2,304,815 ordinary shares	2,304,815
26/06/03	CCA	CCA's relevant interest in Neverfail has increased under section 608(1) as a result of purchases of ordinary shares in Neverfail through on market transactions on ASX.	A$2.35 per share.	366,213 ordinary shares	366,213

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
CCA	CCA, or if the transfers have not yet been registered, those persons whose acceptances have been received by CCA in respect of the offers made by it under the Takeover Bid or who have sold shares in Nevertail to CCA through on market transactions on ASX.	CCA	Relevant interest under section 608(1)	78,489,426 ordinary shares	78,489,426 ordinary shares

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN (if applicable)	Nature of association
Not applicable	Not applicable

6. Addresses

The addresses of persons named in this form are:

Name	Address
CCA	71 Macquarie Street, Sydney, NSW, Australia
CCA Group (other than CCA)	Refer to Annexure A

Signature

print name	David A. Wylie	capacity Secretary
sign here	[signature]	date 26 / 6 / 03

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Law.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Law.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:
   (a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

   (b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).
   See the definition of "relevant agreement" in section 9 of the Corporations Law.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identify of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Annexure A

This is Annexure A of 1 page referred to in Form 604 "Notice of change of interests of substantial holder"

Print name: David A Wylie
Signed:

Capacity: Secretary
Date: 26 June 2003

Companies and addresses

AIS Trading Pte Ltd	6 Battery Road, #31-03 Singapore 049909
AIST Pty Ltd	71 Macquarie Street, Sydney, NSW Australia
Amatil Investments (Singapore) Pte Ltd	6 Battery Road, #31-03 Singapore 049909
Coca-Cola Amatil (Fiji) Ltd	Ratu Dovi Road, Laucala Beach Estate, Fiji
PT Coca-Cola Bottling Indonesia	Plasa Aminta 3rd Floor, Suite 302, Jalan Let. Jend. TB Simatupang Kav. 10, Jakarta 12310 Indones
PT Coca-Cola Distribution Indonesia	Plasa Aminta 3rd Floor, Suite 302, Jalan Let. Jend. TB Simatupang Kav. 10, Jakarta 12310 Indones
Associated Products & Distribution Pty	71 Macquarie Street, Sydney, NSW Australia
Coca-Cola Amatil (PNG) Pty Ltd	Erica Street, Lae, Morobe Province, Papua New Guinea
Beverage Distributors Pty Ltd (in liquidation)	71 Macquarie Street, Sydney, NSW Australia
C-C Bottlers Ltd	71 Macquarie Street, Sydney, NSW Australia
Beverage Bottlers (Sales) Ltd	71 Macquarie Street, Sydney, NSW Australia
CC Amatil Holdings UK	C/- Hackwood Secretaries Ltd, One Silk Street, London, United Kingdom
CC Amatil Netherlands BV	Rokin 55, 1012 KK, Amsterdam, Netherlands
C.C.K. Holdings I Ltd	57/63 Linewall Road, Gibralta
C.C.K. Holdings II Ltd	57/63 Linewall Road, Gibralta
CCKBC (Netherlands) Holdings I BV	Rokin 55, 1012 KK, Amsterdam, Netherlands
CCKBC (Netherlands) Holdings II BV	Rokin 55, 1012 KK, Amsterdam, Netherlands
Coca-Cola Korea Bottling Company, Ltd	84-11, 5-Ka, Namdaemun-Ro, Chung-Ku, Seoul 100-753, South Korea
Coca-Cola Amatil (Aust) Pty Ltd	71 Macquarie Street, Sydney, NSW Australia
Apand Pty Ltd	71 Macquarie Street, Sydney, NSW Australia
Beverage Bottlers (NQ) Pty Ltd	71 Macquarie Street, Sydney, NSW Australia
Beverage Bottlers (NSW) Pty Ltd (in liquidation)	71 Macquarie Street, Sydney, NSW Australia
Beverage Bottlers (Qld) Pty Ltd	71 Macquarie Street, Sydney, NSW Australia
Beverage Bottlers (SA) Pty Ltd (in liquidation)	71 Macquarie Street, Sydney, NSW Australia
Coca-Cola Amatil (Holdings) Pty Ltd	71 Macquarie Street, Sydney, NSW Australia
Coca-Cola Holdings NZ Ltd	Oasis Road, Mt Wellington, Auckland 6, New Zealand
Coca-Cola Amatil (NZ) Ltd	Oasis Road, Mt Wellington, Auckland 6, New Zealand
Matila Nominees Pty Ltd	71 Macquarie Street, Sydney, NSW Australia
Pacbev Pty Ltd	71 Macquarie Street, Sydney, NSW Australia
Pacific Beverages Australia Pty Ltd	71 Macquarie Street, Sydney, NSW Australia
Pacific Beverages Happy Valley Fruit Juice Cordial Ltd	Oasis Road, Mt Wellington, Auckland 6, New Zealand
Vending Management Services Limited	Oasis Road, Mt Wellington, Auckland 6, New Zealand